                                                              PAGE 1 OF 11 PAGES
CUSIP NO. 914906102

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                          Univision Communications Inc.
                          -----------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 Par Value Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    914906102
                          -----------------------------
                                 (CUSIP Number)

                         Clear Channel Investments, Inc.
                               200 East Basse Road
                            San Antonio, Texas 78209
                                 (210) 822-2828
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 22, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages

                                                              PAGE 2 OF 11 PAGES


--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
  1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Clear Channel Investments, Inc.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) | |
                                                                         (b) | |
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                           | |
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada
--------------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER:  15,815,999 shares
           SHARES          -----------------------------------------------------
        BENEFICIALLY        8     SHARED VOTING POWER:  0 shares
          OWNED BY
            EACH
          REPORTING        -----------------------------------------------------
           PERSON           9     SOLE DISPOSITIVE POWER:  15,815,999 shares
            WITH           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER:  0 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,815,999 shares

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          | |
      EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.25%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 3 OF 11 PAGES


--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
  1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Clear Channel Communications, Inc.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) | |
                                                                         (b) | |
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                           | |
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER:  0 shares
           SHARES          -----------------------------------------------------
        BENEFICIALLY        8     SHARED VOTING POWER:  0 shares
          OWNED BY
            EACH
          REPORTING        -----------------------------------------------------
           PERSON           9     SOLE DISPOSITIVE POWER:  0 shares
            WITH
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER:  0 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          | |
      EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 4 OF 11 PAGES




ITEM 1. SECURITY AND ISSUER

         This Schedule 13D filed by Clear Channel Investments, Inc. and Clear Channel Communications, Inc. relates to the Class A common stock (the "Class A Common Stock"), par value $0.01 per share, of Univision Communications Inc. (the "Issuer"), the principal executive offices of which are located at 1999 Avenue of the Stars, Suite 3050, Los Angeles, California 90067.

ITEM 2. IDENTITY AND BACKGROUND

         The business address of Clear Channel Investments, Inc. ("CCI") and Clear Channel Communications, Inc. ("Clear Channel" and, collectively with CCI, the "Reporting Person"), is 200 East Basse Road, San Antonio, Texas 78209.

         CCI is a wholly-owned subsidiary of Clear Channel and is primarily engaged in the business of making strategic investments. Clear Channel is primarily engaged in the media business. CCI and Clear Channel are located at 200 East Basse Road, San Antonio, Texas 78209. Schedule I to this Schedule 13D lists each executive officer and director of CCI and Clear Channel, their address and principal occupation or employment.

         Neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person, have during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         CCI is a corporation formed under the laws of the state of Nevada, and Clear Channel is a corporation formed under the laws of the state of Texas. To the best knowledge of the Reporting Person, all of the Reporting Person's executive officers and directors are United States citizens, with the exception of Roger Parry who is a citizen of the United Kingdom.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 22, 2003, Univision Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Issuer ("Merger Sub"), merged (the "Merger") with and into Hispanic Broadcasting Corporation, a Delaware corporation ("HBC"), with HBC as the surviving corporation and wholly-owned subsidiary of the Issuer. Pursuant to the terms of the merger agreement related to such transaction, each issued and outstanding share of HBC's Class A Common Stock, $.001 par value ("HBC Class A Common Stock"), and each issued and outstanding share of HBC's Class B Common Stock, $.001 par value ("HBC Class B Common Stock"), converted into the right to receive 0.85 of a share of the Issuer's Class A Common Stock. As a result of the Merger, CCI received 24,065,999 shares of Class A Common Stock in exchange for the 28,312,940 shares of HBC Class B Common Stock previously held by CCI. As described in Item 4 below, on September 23, 2003, CCI sold 8,250,000 of such shares of Class A Common Stock in accordance with Rule 145 ("Rule 145") under the Securities Act of 1933, as amended.

                                                              PAGE 5 OF 11 PAGES



         For a description of the nature of the sole and shared voting and dispositive power of the shares received in the Merger and described above, and which were not sold immediately following the Merger, see Item 5 of this
Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

         The shares of Class A Common Stock received by CCI described in Item 3 to this Schedule 13D were acquired as a result of the Merger. Following the Merger, on September 23, 2003, CCI sold 8,250,000 shares of the Class A Common Stock in accordance with Rule 145 at a price per share of $34.15.

         CCI holds its interest in the Issuer for investment purposes. Clear Channel is the parent of CCI. CCI intends to continuously review its position in the Issuer and, depending on evaluations of the business prospects of the Issuer and on other developments, including but not limited to general economic and business conditions and stock market conditions, CCI may retain or from time to time increase its holdings or dispose of all or a portion of its holdings in the Issuer, subject to any restrictions on its ability to do so.

         Other than as described above, the Reporting Person and, to the Reporting Person's knowledge, the other persons identified pursuant to Item 2 currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

         The following table sets forth the aggregate number and percentage of the outstanding Class A Common Stock of the Issuer currently beneficially owned by the Reporting Person. As CCI is a wholly-owned subsidiary of Clear Channel, Clear Channel, by virtue of its equity ownership of CCI, may be deemed to beneficially own the shares of Class A Common Stock held by CCI.

Name                            Sole             Shared           Shared               Aggregate Shares      Percentage of
                                Voting/          Voting           Dispositive          Beneficially          Class A
                                Dispositive      Power            Power                Owned                 Common
                                Power                                                                        Stock
-----------------------------------------------------------------------------------------------------------------------------
All Reporting Persons           15,815,999            0                  0                15,815,999            6.25%

CCI                             15,815,999            0                  0                15,815,999            6.25%

Clear Channel                        0                0                  0                     0                   0%

         In addition, L. Lowry Mays, Chairman of the Board and Chief Executive Officer of Clear Channel and CCI, individually owns 2,600 shares of the Issuer's Class A Common Stock (approximately 0.001% of the outstanding Class A Common Stock) over which he has sole voting and dispositive power.

         Except for the transactions reported in this Statement, the Reporting Person and, to the Reporting Person's knowledge, the other persons identified pursuant to Item 2 have not engaged in any other transactions in the Issuer's Class A Common Stock within the past 60 days.

         The Reporting Person does not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock of the Issuer beneficially owned by the persons identified in Item 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                                                              PAGE 6 OF 11 PAGES



         REGISTRATION RIGHTS AGREEMENT

         At the closing of the Merger, the Issuer entered into a registration rights agreement granting Clear Channel and McHenry Tichenor, Jr., Warren W. Tichenor, William E. Tichenor, Jean T. Tichenor and U.S. Bank, Trustee of the David T. Tichenor Trust (the "Tichenor Family Group"), and their respective permitted transferees, the rights described below.

         Demand Registrations. Members of the Tichenor Family Group and their transferees, or holders of at least 30% of the Issuer's shares held by Clear Channel and its transferees, or Clear Channel by itself without any such 30% requirement during the first year of the registration rights agreement, can request that the Issuer file a registration statement covering the sale of the Class A Common Stock that they hold (or will receive upon conversion of any other capital stock of the Issuer that they hold) in an underwritten offering. The Issuer must file a registration statement as soon as practicable but no later than sixty days following such request. The Clear Channel group may make three requests for registrations that are declared effective, and the Tichenor Family Group may make two requests, in each case so long as the offering is at least $40 million. Each stockholder who is a party to the agreement may also request that the Issuer file an unlimited number of registration statements on a Form S-3 that includes only information that is required to be included in Parts I and II of such form, and the Issuer must use its reasonable best efforts to cause the effectiveness of such registration statement. Other stockholders with registration rights may join in any demand registrations by complying with certain customary procedures. However, if the underwriter of the offering limits the number of shares for sale, such shares will be allocated first to the stockholders requesting the demand and the other stockholders in the same group, second to the holders of the Issuer's Class P, Class T, and Class V common stock exercising registration rights, third to the other stockholders that are party to the registration rights agreement, and fourth to anyone else with registration rights with respect to the Issuer's shares.

         Piggyback Registrations. The Tichenor Family Group (and its transferees) and Clear Channel (and its transferees) may join in registration statements that the Issuer proposes to file for its own account or for the account of another stockholder by complying with certain customary procedures. If the underwriter of the offering limits the number of shares for sale, such shares will be allocated first to the Issuer or the stockholder for whom the offering is made, second to the holders of the Issuer's Class P, Class T, and Class V common stock exercising registration rights, third to the Tichenor Family Group and Clear Channel group, and fourth to anyone else with registration rights with respect to the Issuer's shares.

         Holdback Agreements. During the ten-day period before and the ninety-day period after the effectiveness of any registered public offering, the Tichenor Family Group and Clear Channel group will not sell or distribute any securities of the same class as those in the offering. The Issuer also agreed to such limitation, and the Issuer agreed to use its reasonable best efforts to cause its affiliates to agree as well.

         General. The registration rights agreement permits the Issuer to delay the registrations requested under the agreement for short periods and in certain limited and customary circumstances. The registration rights agreement also sets forth customary registration procedures and requires customary indemnification and contribution by the Issuer and by selling stockholders for losses related to untrue statements and omissions in a registration statement and for losses related to securities law violations. The registration rights agreement requires the Issuer to pay all of its expenses and the expenses of one counsel to the selling stockholders, other than underwriting fees and commissions and transfer taxes for shares sold by the stockholders, and other than expenses for registrations on a Form S-3 described above for a stockholder after the third such registration on Form S-3. The registration rights agreement also provides that the Issuer will use its reasonable best efforts to timely file all required reports to enable the stockholders to sell under Rule 144 of the Securities Act of 1933 or any similar rule.

         The summary description contained in this Item 6 of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such document which is incorporated by reference herein.

                                                              PAGE 7 OF 11 PAGES



         Other than as described herein, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         99(a) Registration Rights Agreement, dated as of September 22, 2003, by and among the Issuer, Clear Channel, McHenry Tichenor, Jr., Warren W. Tichenor, William E. Tichenor, Jean T. Tichenor, and U.S. Bank, Trustee of the David T. Tichenor Trust (incorporated by reference to Exhibit 10.1 of the Issuer's Form S-4 (file no. 333-99037) initially filed August 30,
                  2002).

                                                              PAGE 8 OF 11 PAGES




                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  September 24, 2003




                                     CLEAR CHANNEL INVESTMENTS, INC.


                                     By:   /s/ Juliana F. Hill
                                           -------------------------------------
                                           Name: Juliana F. Hill
                                           Title: Senior Vice President/Finance




                                     CLEAR CHANNEL COMMUNICATIONS, INC.


                                     By:   /s/ Juliana F. Hill
                                           -------------------------------------
                                           Name: Juliana F. Hill
                                           Title: Senior Vice President/Finance

                                                              PAGE 9 OF 11 PAGES




                                   SCHEDULE I

         Name, business address and present principal occupation or employment of the directors and executive officers of Clear Channel:

         Directors

                L. Lowry Mays
                Chairman of the Board and Chief Executive Officer
                200 East Basse Road
                San Antonio, Texas 78209

                Thomas O. Hicks
                Vice Chairman
                Chairman of the Board and Chief Executive Officer of Hicks, Muse, Tate & Furst Incorporated
                200 Crescent Court, Suite 1600
                Dallas, Texas 75201

                Alan D. Feld
                Attorney in the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                1700 Pacific Avenue, 41st Floor
                Dallas, Texas 75021

                Perry J. Lewis
                Heartland Industrial Partners
                55 Railroad Avenue
                Greenwich, Connecticut 06830

                Mark P. Mays
                President/Chief Operating Officer
                200 East Basse Road
                San Antonio, Texas 78209

                Randall T. Mays
                Executive Vice President/Chief Financial Officer
                200 East Basse Road
                San Antonio, Texas 78209

                B. J. McCombs
                Private Investor
                755 E. Mulberry Ave., Suite 600
                San Antonio, Texas 78212

                                                             PAGE 10 OF 11 PAGES




                Phyllis B. Riggins
                Retired Managing Director and Group Head --
                Media/Telecommunication of Banc of America
                Securities (and its predecessors) global corporate and investment banking
                Bluffview Capital, L.P.
                100 Crescent Court, Suite 500
                Dallas, Texas 75201

                Theodore H. Strauss
                Managing Director of Bear, Stearns & Co., Inc.
                300 Crescent Court, Suite 200
                Dallas, Texas 75201

                J.C. Watts
                Chairman of JC Watts Companies
                1000 Wilson Blvd., Suite 950
                Arlington, Virginia 22209

                John H. Williams
                Retired Senior Vice President of Everen Securities, Inc. P.O. Box 9514
                Ft. Worth, Texas 76147-0514

         Executive Officers who are not Directors

                Brian Becker
                Chairman/Chief Executive Officer -- Clear Channel Entertainment 2000 West Loop South, Suite 1300
                Houston, Texas 77027

                Herbert W. Hill, Jr.
                Senior Vice President/Chief Accounting Officer
                200 East Basse Road
                San Antonio, Texas 78209

                Juliana F. Hill
                Senior Vice President/Finance
                200 East Basse Road
                San Antonio, Texas 78209

                John Hogan
                Chief Executive Officer -- Clear Channel Radio
                200 East Basse Road
                San Antonio, Texas 78209

                Paul Meyer
                President/Chief Executive Officer -- Clear Channel Outdoor 2850 East Camelback Road, Suite 300
                Phoenix, Arizona 85016

                                                             PAGE 11 OF 11 PAGES




                William Moll
                President -- Clear Channel Television
                200 East Basse Road
                San Antonio, Texas 78209

                Roger Parry
                Chief Executive Officer -- Clear Channel International 33 Golden Square
                London WIR 3PA

                Kenneth E. Wyker
                Senior Vice President, General Counsel and Secretary 200 East Basse Road
                San Antonio, Texas 78209

         Name, business address and present principal occupation or employment of the directors and executive officers of CCI:

         Directors

                L. Lowry Mays
                Chairman of the Board and Chief Executive Officer
                200 East Basse Road
                San Antonio, Texas 78209

                Mark P. Mays
                President/Chief Operating Officer
                200 East Basse Road
                San Antonio, Texas 78209

                Randall T. Mays
                Executive Vice President/Chief Financial Officer
                200 East Basse Road
                San Antonio, Texas 78209

         Executive Officers who are not Directors

                Herbert W. Hill, Jr.
                Senior Vice President/Chief Accounting Officer
                200 East Basse Road
                San Antonio, Texas 78209

                Juliana F. Hill
                Senior Vice President/Finance
                200 East Basse Road
                San Antonio, Texas 78209

                Kenneth E. Wyker
                Senior Vice President, General Counsel and Secretary 200 East Basse Road
                San Antonio, Texas 78209

                                  Exhibit Index

Name of Exhibit

99(a) Registration Rights Agreement, dated as of September 22, 2003, by and among the Issuer, Clear Channel, McHenry Tichenor, Jr., Warren W. Tichenor, William E. Tichenor, Jean T. Tichenor, and U.S. Bank, Trustee of the David T. Tichenor Trust (incorporated by reference to Exhibit
         10.1 of the Issuer's Form S-4 (file no. 333-99037) initially filed August 30, 2002).